Exhibit 12

                      Cendant Corporation and Subsidiaries
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)

                                                                          Year Ended December 31,
                                                            ------------------------------------------------
                                                             2000        1999      1998       1997      1996
                                                            ------      -----      -----     -----     -----
Earnings available to cover fixed charges:
Income (loss) before income taxes and minority
   interest                                                 $1,106      $(574)     $ 315     $ 257     $ 533
Plus: Fixed charges                                            574        625        677       409       325
Less: Equity income in unconsolidated affiliates                17         18         14        51        --
      Capitalized interest                                      --         --         --        --         1
      Minority interest in mandatorily redeemable
      preferred trust securities issued by subsidiary
      holding solely senior debentures issued by the
      Company                                                  131         96         80        --        --
                                                            ------      -----      -----     -----     -----
Earnings available to cover fixed charges                   $1,532      $ (63)     $ 898     $ 615     $ 857
                                                            ======      =====      =====     =====     =====

Fixed charges:(a)
Interest, including amortization of deferred
   financing costs                                          $  381      $ 463      $ 509     $ 379     $ 300
Capitalized interest                                            --         --         --        --         1
Other charges, financing costs                                  --         --         28        --        --
Minority interest in mandatorily redeemable
   preferred securities issued by subsidiaries                 131         96         80        --        --
Interest portion of rental payment                              62         66         60        30        24
                                                            ------      -----      -----     -----     -----
Total fixed charges                                         $  574      $ 625      $ 677     $ 409     $ 325
                                                            ------      -----      -----     -----     -----

Ratio of earnings to fixed charges                          2.67x(b)         (c)   1.33x(b)  1.50x(b)  2.64x
                                                            ======      =====      =====     =====     =====

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(a)   Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(b) For the years ended December 31, 2000, 1998 and 1997, income (loss) before income taxes and minority interest includes other charges, net, of $119 million, $810 million (exclusive of financing costs of $30 million) and $704 million, respectively. Excluding such charges, the ratio of earnings to fixed charges for the years ended December 31, 2000, 1998 and 1997 is 2.88x, 2.52x and 3.22x, respectively.

(c) Earnings were inadequate to cover fixed charges for the year ended December 31, 1999 (deficiency of $688 million) as a result of unusual charges of $3,032 million, partially offset by $1,109 million related to the net gain on dispositions of businesses. Excluding such charges and net gain, the ratio of earnings to fixed charges is 2.98x.